EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Nine months
	ended
	September 30,	Year	Year	Year	Year	Year
	2017	2016	2015	2014	2013	2012
EARNINGS
Income before income taxes	$5,876	$7,053	$6,823	$7,026	$6,562	$6,351

Add:
Amortization of capitalized interest	15	21	22	22	21	20
Total fixed charges (excluding capitalized interest)	238	298	250	246	248	263

Less:
Equity in undistributed income of equity method investments	8	9	5	(1)	(1)	3

TOTAL EARNINGS	$6,121	$7,363	$7,090	$7,295	$6,832	$6,631

FIXED CHARGES
Interest expense (including capitalized interest and excluding expense on early extinguishment of debt)	165	208	162	159	166	194
Portion of rent expense under operating leases representative of the interest factor	83	100	101	104	103	92

TOTAL FIXED CHARGES	$248	$308	$263	$263	$269	$286

RATIO OF EARNINGS TO FIXED CHARGES	24.7	23.9	27.0	27.7	25.4	23.2

For purposes of calculating the ratio above:

Earnings is defined as income before income taxes,  amortization of capitalized interest, and fixed charges (less capitalized interest), excluding equity in undistributed income of equity method investments. Fixed charges consist of interest expense (including capitalized interest and excluding any expense related to early extinguishment of debt) and approximately one-third of rent expense under operating leases (considered representative of the interest factor).